

Mail Stop 7010

November 6, 2006

via U.S. mail and facsimile

David D'Addario
Chief Executive Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

> **RE: Wise Metals Group LLC**
> **Form 10- K for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 3-117622**

Dear Mr. D'Addario:

> We have reviewed your response letter dated September 29, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 6 – Selected Consolidated Financial Information, page 19

1. We note from your response to prior comment one that you use adjusted EBITDA as a performance measure rather than a liquidity measure. However, we are not persuaded that that adjusted EBITDA represents a performance measure, given that (1) the calculation is determined by your debt covenants, (2) you disclose that the measure is used to evaluate your compliance with debt covenants, and (3) investors and noteholders use the measure to evaluate your ability to service debt. Instead, it appears that you include this measure in your disclosures due to the materiality of the Adjusted EBITDA covenant to your credit agreement. Therefore, any indication that Adjusted EBITDA is used as performance measures should be eliminated.   In your amended filing, delete the phrase "net earnings as a measure of operating performance" from your sentence in footnote (2) on page 20 "…Adjusted EBITDA…should be considered in addition to, and not as a substitute for, cash flows as a measure of liquidity or net earnings as a

measure of operating performance." Also, delete the reconciliation from Net income (loss) to Adjusted EBITDA.

Alternatively, if you determine to continue disclosing Adjusted EBITDA because you continue to believe it is a performance measure, in addition to being a material covenant to your credit agreement, please revise your disclosures to include the following. In your response, please show us what your revised disclosures will look like:

- Clarify that you disclose the Adjusted EBITDA measure for two purposes: (1) because you believe it is a performance measure and (2) because it is a material covenant to your credit agreement.
- With respect to your discussion of Adjusted EBITDA as a performance measure, please include the following:
  - The substantive reasons why you believe that Adjusted EBITDA provides useful information to investors as a performance measure (rather than as a measure to evaluate compliance with debt covenants and ability to service debt).
  - The manner in which you use Adjusted EBITDA as a performance measure (rather than as a measure to evaluate compliance with debt covenants and ability to service debt).
  - The economic substance behind your decision to use Adjusted EBITDA as a performance measure.
  - The material limitations associated with use of Adjusted EBITDA as a performance measure as compared to the use of the most directly comparable GAAP financial measure (i.e. net income). Your disclosure should address the fact that Adjusted EBITDA as a performance measure does not include interest expense; however, because you have substantial indebtedness, interest expense is a necessary element of your costs and ability to generate revenue. Similarly, based on your need for ongoing capital expenditures, given the significance of your fixed assets, your disclosure should also address why a measure that does not include depreciation is a useful measure. Further, your disclosure should address why a measure that excludes LIFO adjustments and unrealized gains / losses on derivatives is a useful measure, given that your accounting policy is to account for inventory on a LIFO basis and that you are exposed to significant volatility in your performance based on changes in the value of the derivatives you have invested in.
  - The manner in which you compensate for these limitations when using Adjusted EBITDA.

See question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

2. We note your response to prior comments two and three. As previously requested:

    - Please disclose the amount of the minimum Adjusted EBITDA levels you are required to meet.
    - Please disclose the remaining amount available at the balance sheet date. In other words, please disclose the amount you call "Availability" in your proposed disclosures presented in your response to prior comment two.

Segments

3. We note from your response to prior comment five that you continue to believe that you have only one operating segment. It appears that you based this conclusion on the fact that your chief operating decision maker (CODM), whom you have identified as your chief executive officer (CEO), does not review discrete financial information for each division, although it is available. Please clarify the following:

    - You state that other financial information is available and may be reviewed from time to time. Please tell us who receives this "other" financial information, along with how often this information is provided. Please also provide us with these reports as of December 31, 2005 and June 30, 2006.
    - You state that discrete information for each business is used by management within each business to determine plans of operations, to improve performance and to measure performance against any established goals within the business. Please identify who is involved in establishing budgets and goals, measuring performance against these goals and determining ways to improve performance. Please clarify whether your CEO or Chief Strategic Officer is involved in these processes. Please also tell us whom the management within each business is accountable to and the manner in which this management communicates its performance.
    - We note that a capital management team reviews all requests for capital not exceeding $100,000. Please tell us the participants on this capital management team and identify the management title and division for each participant. Additionally, please tell us the process by which your CEO makes capital decisions above the $100,000 threshold. Specifically, please tell us what reports he reviews to allocate resources, the nature of the input from the key mangers, and who the key managers are that provide input to him.
    - We note from the organizational charts that you have a chief strategic officer. Please tell us the nature of all discrete financial information he receives for each division. Please tell us why he receives these reports and how he utilizes these reports. Please also tell us the function of your chief strategic officer, including the extent to which he participates in developing division budgets

and goals, evaluating performance, and allocating resources. Please also clarify how your chief strategic officer's function differs from that of your CEO.

- You state that your CEO is individually involved with all management bonus decisions. Please tell us the specific metrics used in determining each manager's bonus. For example, please tell us whether the bonus for the President of Wise Recycling is based on the performance of only Wise Recycling or on the company as a whole. Please tell us the same for the managers at Listerhill Total Maintenance and Wise Alloys. Please tell us what reports your CEO reviews to evaluate management's performance for bonus compensation.

Please be advised that based on the information you have provided to us thus far, it continues to appear as if Wise Alloys, Wise Recycling and Listerhill Total Maintenance each represent an operating segment that should be disclosed separately for the following reasons:

- We expect companies to consider the total mix of information provided to the chief operating decision maker (CODM) when determining the company's operating segments. Thus, even if a CODM only regularly receives consolidated information in writing, we expect companies to also consider other financial information the CODM utilizes in evaluating performance and allocating resources, whether it be in written or oral form.
- You state that your CEO makes all major capital decisions individually in excess of $100,000. It is unclear how your CEO can make capital allocation decisions by reviewing only consolidated information. It would appear that in deciding to allocate resources to one project, instead of another, he would consider performance at a more disaggregated level.
- You state that your CEO is involved with all management bonus decisions. You also state that management bonuses are awarded on an individual basis. These two statements suggest that your CEO reviews information at a disaggregated level in order to establish tailored goals for each manager and then to evaluate annual performance.
- Based on the amounts you have provided us, it appears that both Wise Alloys and Wise Recycling breach the 10% threshold in paragraph 18 of SFAS 131. It also appears that given the nature of the products of each division, as well as the historical operating margins, none of these divisions meet the economic similarity criteria in paragraph 17 of SFAS 131; consequently, it does not appear that any of these divisions should be aggregated under SFAS 131.

4. If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion. We remind you

that when you file your restated Form 10-K you should appropriately address the following:

- an explanatory paragraph in the reissued audit opinion,
- full compliance with SFAS 154, paragraphs 25 and 26,
- fully update all affected portions of the document, including MD&A,
- updated Item 9A. disclosures should include the following:
    - o a discussion of the restatement and the facts and circumstances surrounding it,
    - o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
    - o changes to internal controls over financial reporting, and
    - o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
    Refer to Items 307 and 308(c) of Regulation S-K.
- updated certifications.

* * * *

As appropriate, amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief